UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) *
SEMrush Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001
(Title of Class of Securities)
81686C104
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY):
	SEMR Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	8,983,521
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	8,983,521
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,983,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1) Based on 123,366,232 shares of Class A Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 9, 2024.

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Class A Common Stock of the Issuer on February 11, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 2(a). Name of Persons Filing

This statement is filed by SEMR Holdings Limited (“SEMR Holdings” or the “Reporting Person”). SEMR Holdings is a private limited liability company whose sole investment is the holding of shares in the Issuer. The directors of SEMR Holdings Limited are Joshua Posner, A.T.S. Directors Ltd., and A.T.S. Managers Ltd. The directors of A.T.S. Directors Ltd are Eftychia Spyrou and Stefani Orfanidou, and the directors of A.T.S. Managers Ltd are Nina Iosif and Artemis Orfanidou Kleanthous. SEMR Holdings is solely owned by Russia Partners Technology Fund, LP, which holds the securities of the Issuer reported herein through SEMR Holdings for the benefit of its investors. The Reporting Person is affiliated with Siguler Guff & Company, LP. The general partner of Siguler Guff & Company, LP is Siguler Guff Holdings GP, LLC. George W. Siguler, Andrew J. Guff and Kenneth J. Burns are the owners of Siguler Guff Holdings GP, LLC.

Item 4. Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover page to this Amendment No. 1 to Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

SEMR Holdings Limited

By: /s/ Joshua Posner

Name: Joshua Posner

Title: Authorized Signatory